Exhibit 8.1
Subsidiaries of International General Insurance Holdings Ltd.

Legal Name of Subsidiary	Jurisdiction of Organization
International General Insurance Holdings Limited	United Arab Emirates
I.G.I Underwriting /Jordan “Exempted”	Jordan
North Star Underwriting Limited	United Kingdom
International General Insurance Co. Ltd.	Bermuda
International General Insurance Company Ltd. - Labuan Branch	Malaysia
International General Insurance Company (UK) Limited	United Kingdom
International General Insurance Company (Dubai) Ltd.	United Arab Emirates
Specialty Malls Investment Company	Jordan
IGI Services Ltd.	Cayman Islands
International General Insurance Company (Europe) Ltd.	Malta
IGI Nordic AS	Norway